UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 333-226308

COLOR STAR TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

80 Board Street, 5th Floor
New York, NY 10005
Tel: +1 (929) 317-2699
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

The Company held its annual meeting of shareholders (the “Annual General Meeting”) on June 29, 2025 at 10:00 p.m. Eastern Standard Time (i.e., June 30, 2025 at 10:00 a.m., Beijing time and 9:00 pm Cayman Islands time) at BlueHub, 5A, 5th Floor, Building B, Suzhou Center Office Tower, No. 88 Suxiu Road, Suzhou Industrial Park, Suzhou, Jiangsu, PRC, 215021.

Holders of 17,083,723 shares of the Registrant (consisting of 17,083,723 Class A Ordinary Shares and 0 Class B Ordinary Shares) were present in person or by proxy at the annual meeting, representing approximately 57.94% of the total 29,484,552 outstanding shares (consisting of 29,472,552 Class A Ordinary Shares and 12,000 Class B Ordinary Shares) and therefore constituting a quorum, present in person or by proxy at the Annual General Meeting and entitled to vote at the Annual General Meeting as of the record date of May 20, 2025. The final voting results for each matter submitted to a vote of shareholders at the Annual General Meeting are as follows:

1. Reverse Share Split and Share Consolidation Proposal

The shareholders approved as an ordinary resolution, to authorize the Company’s board of directors (the “Board”) to effect a reverse share split (the “Reverse Share Split” and share consolidation (the “Share Consolidation”) (the Reverse Share Split and Share Consolidation, the “Reverse Share Split and Share Consolidation”), of the Company’s authorized and issued share capital, at a ratio of up to one-for-one hundred, but in any case at a ratio of not less than one-for-five (the “Approved Consolidation Ratio”), at a date to be determined by the Board, with the exact ratios to be set at a whole number within this range, as determined by the Board in its sole discretion, such that the number of authorized and issued Class A Ordinary Shares and Class B Ordinary Shares is decreased by the Approved Consolidation Ratio, with the par value per Class A Ordinary Share and Class B Ordinary Share increased by the Approved Consolidation Ratio. Such Reverse Share Split and Share Consolidation to be effected, at the specific Approved Consolidation Ratio (subject to the above maximum), as to be determined by the Board, and in order to effect the Reverse Share Split and Share Consolidation and subject to adjustment pending the Board’s determination of the precise Approved Consolidation Ratio of the Reverse Share Split and Share Consolidation, the authorized share capital of the Company shall be altered from US$32,000,000 divided into (i) 280,000,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, and (ii) 40,000,000,000 Class B Ordinary Shares of a par value of US$0.0001 each, to US$32,000,000 divided into (i) as low as 2,800,000,000 Class A Ordinary Shares of a par value of US$0.01 each and 400,000,000 Class B Ordinary Shares of a par value of US$0.01 each (the “Reverse Share Split and Share Consolidation Proposal”); authorization of the Reverse Share Split and Share Consolidation Proposal to be approved as an ordinary resolution. No broker non-votes are counted.

For	Against	Abstain
16,924,951	156,661	2,111

2. Name Change Proposal

The shareholders approved as a special resolution that the Company’s name be changed from “Color Star Technology Co., Ltd.” to “Zeta Network Group” (the “Name Change Proposal”). No broker non-votes are counted.

For	Against	Abstain
16,970,808	110,569	2,346

3. Articles Amendment Proposal

Subject to approval by the shareholders of Proposal 1 (the Reverse Share Split and Share Consolidation) and Proposal 2 (the Name Change Proposal), the shareholders approved as a special resolution that the Seventh Amended and Restated Memorandum and Articles of Association of the Company (the “Amended M&A”) in substitution for the existing Sixth Amended and Restated Memorandum and Articles of Association of the Company (the “Articles Amendment Proposal”) to effect the Reverse Share Split and Share Consolidation, and the Subdivision of Authorised Share Capital and Name Change. No broker non-votes are counted.

For	Against	Abstain
16,961,060	120,713	1,950

4. 2025 Equity Incentive Plan Proposal

The shareholders approved the proposal as a special resolution to adopt the Company’s 2025 Equity Incentive Plan and all transactions contemplated thereunder, including the reservation and issuance of shares (the “2025 Equity Incentive Plan Proposal”). No broker non-votes are counted.

For	Against	Abstain
16,929,205	151,169	3,349

5. Election of Director Proposal – Wei Zhang

The shareholders approved the proposal as an ordinary resolution to elect and/or re-elect, as applicable, Wei Zhang, to serve on the Board until his or her death, resignation, or removal (the “Election of Director Proposal – Wei Zhang”). No broker non-votes are counted.

For	Against	Abstain
16,938,914	139,038	5,771

6. Election of Director Proposal – Hung-Jen Kuo

The shareholders approved the proposal as an ordinary resolution to elect and/or re-elect, as applicable, Hung-Jen Kuo, to serve on the Board until his or her death, resignation, or removal (the “Election of Director Proposal - Hung-Jen Kuo”). No broker non-votes are counted.

For	Against	Abstain
16,938,362	139,081	6,280

7. Election of Director Proposal – Honglei Jiang

The shareholders approved the proposal as an ordinary resolution to elect and/or re-elect, as applicable, Honglei Jiang, to serve on the Board until his or her death, resignation, or removal (the “Election of Director Proposal - Honglei Jiang”). No broker non-votes are counted.

For	Against	Abstain
16,938,792	139,161	5,770

8. Election of Director Proposal – Yan Zhang

The shareholders approved the proposal as an ordinary resolution to elect and/or re-elect, as applicable, Yan Zhang, to serve on the Board until his or her death, resignation, or removal (the “Election of Director Proposal - Yan Zhang”). No broker non-votes are counted.

For	Against	Abstain
16,938,847	139,106	5,770

9. Election of Director Proposal – Samantha Huang

The shareholders approved the proposal as an ordinary resolution to elect and/or re-elect, as applicable, Samantha Huang, to serve on the Board until his or her death, resignation, or removal (the “Election of Director Proposal - Samantha Huang”). No broker non-votes are counted.

For	Against	Abstain
16,938,895	138,858	5,970

10. Ratification of the Appointment of Auditors Proposal

The shareholders approved the proposal as an ordinary resolution to ratify, confirm and approve the appointment of Assentsure PAC as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2025 (the “Ratification of Appointment of Auditors Proposal”). No broker non-votes are counted.

For	Against	Abstain
16,989,807	79,916	14,000

11. Filing Proposal

The shareholders approved the proposal as an ordinary resolution to make all required filings with the Registrar of Companies of the Cayman Islands in relation to the above resolutions and the Company’s Transfer Agent to make all relevant updates to the Company’s register of members (the “Filing Proposal”). No broker non-votes are counted.

For	Against	Abstain
16,954,447	123,530	5,746

12. Adjournment Proposal

The shareholders approved the proposal as an ordinary resolution to consider and take action upon such other matters as may properly come before the Annual General Meeting or any adjournment or postponement thereof (the “Adjournment Proposal”). No broker non-votes are counted.

For	Against	Abstain
16,941,987	141,646	90

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 3, 2025

COLOR STAR TECHNOLOGY CO., LTD.

By:	/s/ Samantha Huang
Name:	Samantha Huang
Title:	Chief Executive Officer

4